UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission File Number: 000-01667

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
8111 Smith's Mill Road
New Albany, Ohio 43054

Required Information

The following financial statements and supplemental schedule for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description:
Index to Audited Financial Statements		3
Reports of Independent Registered Public Accounting Firms		4

Audited Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2015 and December 31, 2014		6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015		7
Notes to the Financial Statements - December 31, 2015		8

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		14

The following exhibits are being filed herewith:
Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014
and for the Year Ended December 31, 2015

Contents

Reports of Independent Registered Public Accounting Firms	4

Audited Financial Statements:
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

To the Compensation Committee
Bob Evans Farms, Inc. and Affiliates
401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2015 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 6, the financial statements include investments valued at approximately $42,124,000 (27 percent of net assets) at December 31, 2015, whose fair values have been estimated by management in the absence of readily determinable market values. Management's estimates are based on information provided by Prudential Bank & Trust, FSB. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Columbus, Ohio
June 27, 2016

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Bob Evans Farms, Inc. & Affiliates 401K Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan as of December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
June 29, 2015

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Cash and short-term investments	$—	$11,654,008
Investments, at fair value	154,026,125	160,885,893
Total assets held for investment	154,026,125	172,539,901

Receivables:
Contributions from employer	1,859,405	1,977,755
Contributions from employees	—	123,983
Accrued dividend and interest receivable	—	84,522
Total receivables	1,859,405	2,186,260

Total assets	155,885,530	174,726,161

Liabilities
Excess contributions payable	82,800	—
Administrative expenses payable	—	261,861
Total liabilities	82,800	261,861
Net assets available for benefits	$155,802,730	$174,464,300

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Employer contributions	$2,250,979
Employee contributions	9,921,723
Interest and dividend income	2,987,262
Total Additions	15,159,964

Deductions:
Administrative expenses	2,205,680
Benefits paid directly to participants	24,078,326
Net depreciation in fair value of investments	7,537,528
Total Deductions	33,821,534

Net decrease	(18,661,570)

Net assets available for benefits:
Beginning of year	174,464,300
End of year	$155,802,730

The accompanying notes are an integral part of these financial statements.

1. Description of Plan
The following description of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (“the Plan”) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (“Bob Evans” or “the Company”), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service (“IRS”). Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution that is determined annually by the Company’s Board of Directors as a Company match. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in proportion to the participants’ deferred compensation. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions. All contributions are subject to certain limitations of the Internal Revenue Code (“the Code”).
Upon enrollment, a participant may direct employee and employer match contributions into various investment options offered by the Plan.
Plan participants are limited to the amount of Bob Evans Common Stock they can direct for future purchases of Bob Evans Common Stock. No more than 10 percent of a participant’s account balance may be initially directed to Bob Evans Common Stock. Contributions for future purchase of Bob Evans Common Stock are also limited to 10 percent of the total contribution amount.
Administration
The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. Effective December 23, 2015, the Company has contracted with Prudential Bank & Trust, FSB, as the trustee and Prudential Retirement Insurance and Annuity Company, a third-party administrator, to process and maintain the records of participant data (collectively, “Prudential”). Prior to December 23, 2015, The Bank of New York Mellon Corporation was the trustee and Xerox HR Solutions, LLC, was the third-party administrator.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings and charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, the former employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years, then ratably graduating to one hundred percent vested after six years of credited service.

Benefits
Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by, and allocated to, employees as described above, and the employees’ allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination. Benefits can be paid through lump sum distributions and/or annuity distributions, depending on the employee's elections.
Forfeitures
As of December 31, 2015, and 2014, there were $66,000 and $115,808, respectively, of non-vested forfeited accounts included in net assets available for benefits which may be used to reduce future employer contributions and/or to pay for certain Plan expenses. Forfeitures used during 2015 and 2014, were approximately $59,590 and $411,514, respectively.
Administrative Expenses
Various administrative expenses are paid by the Company, as provided by the Plan’s provisions.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.
New Accounting Pronouncement
In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management does not expect this pronouncement to have a material impact on the financial statements.

In July, 2015 the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plan, Defined Contribution Pension Plans, Health and Welfare Benefit Plans. This guidance reduces the complexity of accounting for benefit plans by considering the requirements of the Plan Accounting guidance in ASC 960, 962, and 965 and ASC 820. Specifically, this guidance eliminated the requirement to disclose individual investments greater than 5% of net assets and eliminates the requirement to disclose net appreciation/depreciation for investment by general type. ASU 2015-12 is effective for public entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management does not expect this pronouncement to have a material impact on the financial statements.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payments of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold, and investments held during the year.

3. Related Party Transactions
The Plan owned 108,872 and 109,952 shares of the Company’s Common Stock at December 31, 2015, and 2014, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation in the fair value of the Company’s Common Stock was $1,332,604 and $2,701,511 more than the cost at December 31, 2015 and 2014, respectively. Cash dividends received from the Company for the year ended December 31, 2015, were $135,839.
Certain Plan investments were managed by Prudential, the trustee of the Plan effective December 23, 2015. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempted from the prohibition of party-in-interest transactions under ERISA.

4. Tax Status
Effective December 23, 2015, the Plan adopted a prototype plan. The prototype plan has received a favorable opinion letter from the Internal Revenue Service (IRS) that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought its own determination letter. Prior to December 23, 2015, the Plan had received a determination letter from the Internal Revenue Service dated October 19, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Fair Value Measurements
Per ASC 820, Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. There have been no changes in the methodologies used at December 31, 2015 from those used in prior years.
The following are descriptions of valuation techniques used for each major class of assets measured at fair value by the Plan:

•
Mutual funds and Bob Evans Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Our various mutual funds include funds invested primarily in publicly traded equities, both domestic and international and domestic fixed income securities.

•
Unallocated Insurance Contract: The unallocated insurance contract is a group annuity contract with Prudential Retirement Insurance and Annuity Company that invests in the general assets of Prudential. Prudential considers this contract to be fully benefit-responsive; however, since there are no specific securities in Prudential’s general account related to this contact and due to the contract terms, including the frequency of the interest rate reset intervals, contract value approximates fair value. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

•
Money market funds and common collective trusts ("CCTs"): These funds were included in the 2014 plan year, within the "Mutual Funds" caption in the table below and are classified as level 2 investments. The funds are valued at the net asset value ("NAV") as reported by such funds/trusts. The money market funds invest in equity securities and are managed by third party investment managers. The fair value of the money market funds has been determined using each fund’s NAV. The Plan employs procedures to assess the reasonableness of the fair value of the funds including obtaining and reviewing each fund’s audited financial statements. There are no unfunded commitments related to the funds. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further investment in any of these money market funds. The CCTs are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective NAV as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCTs by dividing the trust's net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer contributions receivable and excess contributions payable. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy, these financial instruments are valued using Level 3 inputs.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common Stock:
Bob Evans Farms, Inc.	$4,229,697	$—	$—	$4,229,697
Total Common Stock	4,229,697	—	—	4,229,697

Unallocated Insurance Contract	—	42,123,588	—	42,123,588

Mutual Funds:
Equity	72,365,876	—	—	72,365,876
Fixed Income Securities	35,306,964	—	—	35,306,964
Total Mutual Funds	107,672,840	—	—	107,672,840

Total Assets at Fair Value	$111,902,537	$42,123,588	$—	$154,026,125

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common Stock:
Bob Evans Farms, Inc.	$5,627,343	$—	$—	$5,627,343
Total Common Stock	5,627,343	—	—	5,627,343

Mutual Funds:
Equity	72,241,303	75,334,882	—	147,576,185
Fixed Income Securities	7,682,365	—	—	7,682,365
Total Mutual Funds	79,923,668	75,334,882	—	155,258,550

Total Assets at Fair Value	$85,551,011	$75,334,882	$—	$160,885,893

7. Investments
During 2015, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) depreciated in fair value as follows:

Common Stock	$2,604,929
Common Collective Trusts	549,675
Mutual Funds	4,382,924
Net Depreciation	$7,537,528

As of December 31, 2015, individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31, 2015
Guaranteed Income Fund	$42,123,588
Pimco Total Return Fund	35,216,378
American Funds EuroPacific Growth Fund	23,668,543
Vanguard Growth Index Fund	14,960,492
Vanguard Value Institutional	14,627,979
JP Morgan Mid Cap Growth Fund	8,412,879
Wells Fargo Mid Cap Value Fund	8,180,174

As of December 31, 2014, individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31, 2014
Principal Trust Target 2030 Fund	$34,355,358
Principal Trust Target 2040 Fund	22,023,443
American Funds Fundamental Investors Fund	21,767,776
Lord Abbett Trust Income Fund	19,471,706
American Funds EuroPacific Growth Fund	16,877,321
American Funds Money Market Fund	10,231,820
Vanguard Institutional Index Fund	10,137,638
Principal Trust Target 2020 Fund	10,093,893

8. Unallocated Insurance Contract
In December 2015, the Plan entered into a fully benefit-responsive unallocated insurance contract, Guaranteed Income Fund ("GIF") with Prudential Retirement Insurance and Annuity Company ("PRIAC"). Amounts contributed to the contract are deposited in PRIAC’s general account. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of PRIAC.

The concept of a value other than contract value does not apply to this product even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. A market value (fair value) adjustment does not apply upon a discontinuance of this contract. There are not any specific securities in the general account that back the liabilities of this annuity contract. The Plan owns a promise from PRIAC to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Interest credit rates are reviewed on a semi-annual basis for resetting.

Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%. The average yield earned by the Plan, and the average yield credited to participants in 2015 was 2.00%.

Generally there are not any events that could limit the ability of the Plan to transact at contract value. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN # 31-4421866 Plan #001
December 31, 2015

Description of Investments	Cost ***	Current Value
Corporate Stock:
Bob Evans Farms, Inc. *	N/A	$4,229,697

Unallocated Insurance Contract
Prudential Guaranteed Income Fund **	N/A	42,123,588

Mutual Funds:
Pimco Total Return Fund	N/A	35,216,378
American Funds EuroPacific Growth Fund	N/A	23,668,543
Vanguard Growth Index Fund	N/A	14,960,492
Vanguard Value Institutional	N/A	14,627,979
JP Morgan Mid Cap Growth Fund	N/A	8,412,879
Wells Fargo Mid Cap Value Fund	N/A	8,180,174
American Fundamental Investment Fund	N/A	1,339,580
Vanguard TRU 500	N/A	783,271
Van Small Cap Index Fund	N/A	392,958
Blackrock Inflation Protection Fund	N/A	90,586
		107,672,840

Total Investments		$154,026,125

* Party-in-Interest
** This is a party-in-interest as the fund is managed by the trustee
*** N/A - Cost is not applicable as these are participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN

Date: June 27, 2016	By:	/s/ John Carothers
John Carothers Chairman of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)